# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Resolute Holdings Management, Inc., CIK 0002039497
CUSIP: 76134H101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 445 Park Avenue, Suite 5B, New York, New York (NY), 10022
Date of event which requires filing of this statement: 08/06/2026
Filed by CIK 0002056592
Persons authorized to receive notices and communications: Thomas R. Knott, Resolute ManCo Holdings LLC, 445 Park Avenue, Suite 5B, New York, New York (NY), 10022, 212-256-8405

## Reporting persons
- Resolute ManCo Holdings LLC (CIK 0002056592): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,107,534; sole dispositive power 0; shared dispositive power 4,107,534; aggregate amount beneficially owned 4,107,534 (52.5% of the class)
  Comment: The percentage in Row (13) is based on 7,819,595 shares of Common Stock that were outstanding as of August 5, 2026.
- Tungsten 2024 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,180,864; sole dispositive power 0; shared dispositive power 4,180,864; aggregate amount beneficially owned 4,180,864 (53.5% of the class)
  Comment: The percentage in Row (13) is based on 7,819,595 shares of Common Stock that were outstanding as of August 5, 2026.
- Thomas R. Knott: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 4,107,534; sole dispositive power 0; shared dispositive power 4,107,534; aggregate amount beneficially owned 4,107,534 (52.5% of the class)
  Comment: The percentage in Row (13) is based on 7,819,595 shares of Common Stock that were outstanding as of August 5, 2026.
- C 323 Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 4,107,534; sole dispositive power 0; shared dispositive power 4,107,534; aggregate amount beneficially owned 4,107,534 (52.5% of the class)
  Comment: The percentage in Row (13) is based on 7,819,595 shares of Common Stock that were outstanding as of August 5, 2026.
- John D. Cote: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 125,000; shared voting power 4,180,864; sole dispositive power 125,000; shared dispositive power 4,180,864; aggregate amount beneficially owned 4,305,864 (55.1% of the class)
  Comment: The percentage in Row (13) is based on 7,819,595 shares of Common Stock that were outstanding as of August 5, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Resolute Holdings Management, Inc.
Address of issuer's principal executive offices: 445 Park Avenue, Suite 5B, New York, New York (NY), 10022
Comment:
This Amendment No. 2 (this "Amendment") to Schedule 13D (as amended, the "Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of Resolute Holdings Management, Inc., a Delaware corporation (the "Issuer").

The percentage change in Row 13 of each table above reflects the effect of a decrease in the aggregate number of shares of Common Stock outstanding, and is not the result of any transaction by the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: See Row (1) of each Reporting Person's cover page.
Residence or business address: The principal business office of the Reporting Persons is 445 Park Avenue, Suite 5B, New York, NY 10022.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented as specified in Annex A.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended and restated to read in its entirety as found in Annex A.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is hereby amended and restated to read in its entirety as found in Annex A.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 3: Joint Filing Agreement, dated as of August 5, 2026, by and among the Reporting Persons.

Exhibit 4: Power of Attorney, dated as of August 5, 2026.

## Signatures
- Resolute ManCo Holdings LLC: *, John D. Cote, Manager, Tungsten 2024 LLC, managing member of Resolute ManCo Holdings LLC (08/06/2026)
- Tungsten 2024 LLC: *, John D. Cote, Manager (08/06/2026)
- Thomas R. Knott: /s/ Thomas R. Knott, Thomas R. Knott (08/06/2026)
- C 323 Holdings, LLC: /s/ Thomas R. Knott, Thomas R. Knott, Manager (08/06/2026)
- John D. Cote: *, John D. Cote (08/06/2026)
Comment: * By: /s/ Thomas R. Knott, Attorney-in-fact